UNITED  STATES
                  SECURITIES  AND  EXCHANGE  COMMISSION
                          WASHINGTON,  D.C.  20549


                               SCHEDULE  13D


                Under  the  Securities  Exchange  Act  of  1934
                           (Amendment  No.  _____)*


                            JK  ACQUISITION  CORP.
                             (Name  of  Issuer)

                   Common  Stock,  par  value  $.0001  per  share
                       (Title  of  Class  of  Securities)

                                 47759H  304
                               (CUSIP  Number)

                             Randall  W.  Heinrich
                          8 Greenway Plaza, Suite 818
                              Houston, Texas 77046
                                 713-951-9100
     (Name,  Address,  and  Telephone  Number  of  Person  Authorized
                 to  Receive  Notices  and  Communications)

                            December  31,  2009
       (Date  of  Event  which  Requires  Filing  of  this  Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), Sections 13d-1(f), or Sections 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE  13D

                               CUSIP  No.  47759H  304
________________________________________________________________________________

1)     Names  of  Reporting  Person

            Golden  Gate  Homes,  Inc.

            S.S.  or  I.R.S.  Identification No. of Above Person (entities only)

            80-0491743

 _______________________________________________________________________________

2)     Check  the Appropriate Box if a Member of a Group (See Instructions)

                       (a)  [  ]
                       (b)  [  ]
________________________________________________________________________________

3)     SEC  Use  Only
________________________________________________________________________________

4)     Source  of  Funds:
               WC
________________________________________________________________________________

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
               N/A
________________________________________________________________________________

6)     Citizenship  or  place  of  Organization:
               Delaware
________________________________________________________________________________

          (7)     Sole  Voting  Power
Number  of          123,210,688
Shares
Bene-
ficially  ______________________________________________________________________
owned by  (8)     Shared  Voting  Power
Each              -0-
Report-
ing Person _____________________________________________________________________
With      (9)     Sole  Dispositive  Power
                 123,210,688
          ______________________________________________________________________
          (10)     Shared  Dispositive  Power
                 -0-
________________________________________________________________________________

     11)     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting Person:
                123,210,688
________________________________________________________________________________
     12)     Check  if the Aggregate Amount in Row (11) excludes certain shares:
               [   ]
________________________________________________________________________________
     13)     Percent  of  Class  Represented  by  Amount  in  Box  (11):
          96.5%
________________________________________________________________________________
     14)     Type  of  Reporting  Person
               CO

                              CUSIP  No.  47759H  304
________________________________________________________________________________

1)        Names  of  Reporting  Person

          Steven  L.  Gidumal
          S.S.  or  I.R.S.  Identification  No.  of Above Person (entities only)

 _______________________________________________________________________________
     2)     Check  the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  [  ]
                  (b)  [  ]
________________________________________________________________________________
     3)     SEC  Use  Only
________________________________________________________________________________
     4)     Source  of  Funds:
               AF
________________________________________________________________________________
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
               N/A
________________________________________________________________________________
     6)     Citizenship  or  place  of  Organization:
               USA
________________________________________________________________________________

          (7)     Sole  Voting  Power
Number  of        -0-
Shares
Bene-
ficially  ______________________________________________________________________
owned by  (8)     Shared  Voting  Power
Each              123,210,688
Report-
ing  Person_____________________________________________________________________
With      (9)     Sole  Dispositive  Power
                 -0-
          ______________________________________________________________________
          (10)     Shared  Dispositive  Power
                   123,210,688
________________________________________________________________________________
11)     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting Person:
                123,210,688
________________________________________________________________________________

12)     Check  if the Aggregate Amount in Row (11) excludes certain shares:
                [  ]
________________________________________________________________________________

13)     Percent  of  Class  Represented  by  Amount  in  Box  (11):
                96.5%
________________________________________________________________________________
14)     Type  of  Reporting  Person
          IN

                          CUSIP  No.  47759H  304
________________________________________________________________________________
     1)     Names  of  Reporting  Person

                 Tim  Wilkens
                 S.S.  or  I.R.S.  Identification  No.  of Above Person
                 (entities only)

 _______________________________________________________________________________
     2)     Check  the Appropriate Box if a Member of a Group (See Instructions)

                 (a)  [  ]
                 (b)  [  ]
________________________________________________________________________________
     3)     SEC  Use  Only
________________________________________________________________________________
     4)     Source  of  Funds:
                 AF
________________________________________________________________________________
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                N/A
________________________________________________________________________________
     6)     Citizenship  or  place  of  Organization:
                USA  and  Ireland
________________________________________________________________________________
          (7)     Sole  Voting  Power
Number  of              -0-
Shares
Bene-     ______________________________________________________________________
ficially  (8)     Shared  Voting  Power
owned  by         123,210,688
Each
Report-    _____________________________________________________________________
ing Person (9)    Sole  Dispositive  Power
With              -0-
          ______________________________________________________________________
          (10)    Shared  Dispositive  Power
                  123,210,688
________________________________________________________________________________
     11)     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting Person:
                123,210,688
________________________________________________________________________________
     12)     Check  if the Aggregate Amount in Row (11) excludes certain shares:
               [  ]
________________________________________________________________________________
     13)     Percent  of  Class  Represented  by  Amount  in  Box  (11):
               96.5%
________________________________________________________________________________
     14)     Type  of  Reporting  Person
              IN

                       CUSIP  No.  47759H  304
________________________________________________________________________________
     1)     Names  of  Reporting  Person

                Brandon  Birtcher
                S.S. or I.R.S. Identification No. of Above Person (entities only)

 _______________________________________________________________________________
     2)     Check  the Appropriate Box if a Member of a Group (See Instructions)

               (a)  [  ]
               (b)  [  ]
________________________________________________________________________________
     3)     SEC  Use  Only
________________________________________________________________________________
     4)     Source  of  Funds:
               AF
________________________________________________________________________________
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
               N/A
________________________________________________________________________________
     6)     Citizenship  or  place  of  Organization:
               USA
________________________________________________________________________________
          (7)     Sole  Voting  Power
Number  of        -0-
Shares
Bene-     ______________________________________________________________________
ficially  (8)     Shared  Voting  Power
owned  by         123,210,688
Each
Report-    _____________________________________________________________________
ing Person (9)     Sole  Dispositive  Power
With             -0-
          ______________________________________________________________________

          (10)     Shared  Dispositive  Power
                  123,210,688
________________________________________________________________________________
     11)     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting Person:
                  123,210,688
________________________________________________________________________________
     12)     Check  if the Aggregate Amount in Row (11) excludes certain shares:
                 [  ]
________________________________________________________________________________
     13)     Percent  of  Class  Represented  by  Amount  in  Box  (11):
                 96.5%
________________________________________________________________________________
     14)     Type  of  Reporting  Person
                 IN

ITEM  1.  Security  and  Issuer

     The class of equity securities to which this statement relates is the Common Stock ($.0001 par value) ("Common Stock") of JK Acquisition Corp., a company incorporated under the laws of the state of Delaware (the "Company"), which has its principal executive offices at 855 Bordeaux Way, Suite 200, Napa, California 94558.

ITEM  2.  Identity  and  Background

Item  2(a)     Name:

     This Statement is filed by Golden Gate Homes, Inc., a privately held Delaware corporation ("Golden Gate"), Steven L. Gidumal, Tim Wilkens and Brandon Birtcher. Golden Gate and Messrs. Gidumal, Wilkens and Birtcher are singly referred to hereinafter as a "Reporting Person" and collectively as the "Reporting Persons." Golden Gate owns outright 123,210,688 shares of the common stock of the issuer. Under applicable regulations, Golden Gate is deemed to have beneficial ownership of the shares it owns outright. Golden Gate has the power to vote or direct the disposition of all of the shares of which it is deemed to have beneficial ownership. Such power is exercised through its Board of Directors, which is elected by its stockholders. Messrs. Gidumal and Birtcher, and two trusts of which Tim Wilkens is the trustee own all of the outstanding stock in Golden Gate. In addition, Messrs. Gidumal and Wilkens serve on its Board of Directors. As such, Messrs. Gidumal, Wilkens and Birtcher have the power over all voting and investment decisions of Golden Gate, and therefore may be deemed to share beneficial ownership of the shares deemed beneficially owned by Golden Gate. By virtue of their ownership of or ability to vote all of the outstanding stock in Golden Gate and their service as its directors, each of Messrs. Gidumal, Wilkens and Birtcher may be deemed to beneficially own the shares deemed beneficially owned by Golden Gate.

Item  2(b)     Residence  or  business  address:

     The principal business address of each Reporting Person is 855 Bordeaux Way, Suite 200, Napa, California 94558.

Item  2(c)     Principal  occupation:

     Golden Gate is a recently formed corporation. It heretofore principally been involved in organizational work related to a new business venture. It intends to pursue this business venture through the Company. Mr. Gidumal is the Company's Chairman of the Board and Chief Financial Officer and has been principally engaged as founder, President and Portfolio Manager for Virtus
Capital, a firm based in Orlando, Florida and New York that invests in the securities of companies in distressed and restructuring situations, including a variety of real estate and financial institutions. Mr. Wilkens is the Company's Chief Executive Officer and has been principally engaged as President of Great Western Holdings, a business that is the western United States development partner for Wyndham Worldwide, and in the past has partnered or been approved as a partner for Fairmont Hotels, Marcus Hotels and Shell Vacations. Mr. Birtcher is the Company's President and has been principally engaged as President and sole owner of Birtcher Development & Investments, a leading West Coast development company founded by his great-grandfather in 1939.

Item  2(d)     Convictions:

     During the last five years, no Reporting Person has been convicted in a criminal proceeding.

Item  2(e)     Proceedings:

     During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that, as a result of such proceeding, subjected a Reporting Person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item  2(f)     Citizenship:

     Golden  Gate  is a Delaware corporation.   Messrs. Gidumal and Birtcher are
United  States  citizens.   Mr.  Wilkens  holds  dual  citizenship in the United
States  and  Ireland.

ITEM  3.  Source  and  Amount  of  Funds  or  Other  Consideration

     Golden Gate acquired the 123,210,688 shares of Common Stock giving rise to the filing of this statement directly from James P. Wilson and Keith D. Spickelmier (then the Company's officers and directors) in a private transaction for the payment of an aggregate purchase price of $312,500 with the use of Golden Gate's own funds.

ITEM  4.  Purpose  of  Transaction

     Golden Gate acquired the shares of Common Stock that are the subject of this Schedule 13D to pursue a business opportunity through the Company. More information about this business opportunity will be contained in a Current Report on Form 8-K to be filed in the future. In connection with the acquisition of the shares of Common Stock that are the subject of this Schedule 13D, James P. Wilson resigned from the Company's Board of Directors, and Steven
L. Gidumal (a Reporting Person) was elected to the Board to fill the newly created vacancy, to serve along with Keith D. Spickelmier, who remained as the second director. Moreover, all of the Company's then serving officers resigned, and the Company elected a new slate of officers comprised generally of Reporting Persons.

     Except as described in the following paragraph, Golden Gate acquired, and Golden Gate intends to hold, its shares of Common Stock for investment, and does not have any present plans or proposals that relate to or would result in: (i) any acquisition by any person of additional securities of the Company, or any disposition of securities of the Company; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that the Reporting Person would like to add qualified additional directors who could help the Company's business as these persons can be found; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Company; (ix) any termination of registration pursuant to section 12(g)(4) of the Act of a class of equity securities of the Company; or (x) any action similar to any of those enumerated above.

     Notwithstanding the preceding paragraph, Golden Gate intends to seek to cause the following:

     1. to amend the Company's Second Amended and Restated Certificate of Incorporation to change the name of the Company to "Golden Gate Homes, Inc.";

     2. to amend the Company's Second Amended and Restated Certificate of Incorporation to effect a 1-for-35 reverse stock split (the "Reverse Stock Split") of Common Stock, in which every thirty-five shares of Common Stock outstanding as of the effective date of the amendment will be converted into one share of Common Stock;

     3. in the event that the Reverse Stock Split is completed, to have the Company procure additional "seed" money from the Company's management and persons who have a relationship with management, which, together with the funds used to acquire the Company shares described herein, is expected to total approximately $1,000,000. (Currently, an additional approximately $687,500 is expected to be contributed to the Company, or used to pay expenses on its behalf, in exchange for the issuance by the Company of 1,926,000 post-split shares of Common Stock.);

     4. in the event that the Reverse Stock Split is completed, to have the Company grant approximately 3,921,000 post-split shares of Common Stock to key employees, consultants and persons with whom the Company may enter into contractual relationships. (These shares would vest only upon the achievement of well-defined success goals or the continued provision of services to the Company for stipulated periods of time.);

     5. in the event that the matters described in paragraphs 3 and 4 immediately above are completed, to return to the Company's treasury approximately 3,257,898 post-split shares now owned by Golden Gate, to keep the number of shares of Common Stock outstanding after the issuances described in paragraphs 3 and 4 immediately above at a level favorable to the Company;

     6. to have the Company undertake a major capital raising transaction involving a scope, and terms and conditions, that are not at present determinable; and

     7. after the Company complies with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder, to appoint Tim Wilkens to the Company's Board of Directors to replace Keith D. Spickelmier, who is expected to resign from the Board in due course, all as to be described in an Information Statement to be filed in the future pursuant to the preceding Section and Rule.

     Notwithstanding anything else contained herein, Golden Gate may determine to change its investment intent with respect to the Company at any time in the future. In reaching any conclusion as to its future course of action, Golden Gate will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other business opportunities available to Golden Gate, developments with respect to the business of Golden Gate, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock. Golden Gate may, depending on other relevant factors, acquire additional shares of Common Stock in open market or privately negotiated transactions, dispose of all or a portion of its holdings of shares of Common Stock or change its intention with respect to any or all of the matters referred to in this Item.

ITEM  5.  Interest  in  Securities  of  the  Issuer

     Golden Gate itself owns 123,210,688 shares of Common Stock for which it has sole voting and investment power and for which it thus is the beneficial owner. Golden Gate's power to vote or direct the disposition of its shares of Common Stock is exercised through its Board of Directors, which is elected by its stockholders. Messrs. Gidumal and Birtcher, and two trusts of which Tim Wilkens is the trustee own all of the outstanding stock in Golden Gate. In addition, Messrs. Gidumal and Wilkens serve on its Board of Directors. As such, Messrs. Gidumal, Wilkens and Birtcher have the power over all voting and investment decisions of Golden Gate, and therefore may be deemed to share beneficial ownership of the shares deemed beneficially owned by Golden Gate. By virtue of their ownership of all of the outstanding stock in Golden Gate and their service as its directors, each of Messrs. Gidumal, Wilkens and Birtcher may be deemed to beneficially own the shares deemed beneficially owned by Golden Gate. Except for the purchase of Common Stock, no Reporting Person has effected any transaction in or with respect to the Common Stock during the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

ITEM  7.  Material  to  be  Filed  as  Exhibits

None

     SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January  15,  2010

GOLDEN  GATE  HOMES,  INC.


By:  /S/   Steven  L.  Gidumal                /S/   Steven  L.  Gidumal
     -------------------------                -------------------------
Name/Title:  Steven  L.  Gidumal,  Chief            Steven  L. Gidumal,
             Financial  Officer                     individually


/S/   Tim  Wilkens                           /S/   Brandon  Birtcher
------------------                           -----------------------
     Tim  Wilkens                                  Brandon  Birtcher

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
                             (SEE 18 U.S.C. 1001).

     SCHEDULES

Schedule I Joint Filing Agreement dated January 15, 2010 among the signatories to this Schedule 13D.

                             JOINT FILING AGREEMENT

     The  undersigned  acknowledge  and  agree  that  the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated:  January  15,  2010

GOLDEN  GATE  HOMES,  INC.


By:  /S/   Steven  L.  Gidumal               /S/   Steven  L.  Gidumal
     -------------------------              -------------------------
Name/Title:  Steven  L.  Gidumal,  Chief           Steven  L. Gidumal,
             Financial Officer                     individually


/S/   Tim  Wilkens                          /S/   Brandon  Birtcher
------------------                          -----------------------
     Tim  Wilkens                                Brandon  Birtcher